Eagle Pharmaceuticals, Inc.

50 Tice Boulevard, Suite 315

Woodcliff Lake, New Jersey 07677

November 27, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Re:	Eagle Pharmaceuticals, Inc.
Application for Withdrawal of Registration Statement
Form S-3
File No. 333-267827

Ladies and Gentlemen:

Reference is made to the registration statement on Form S-3, together with all exhibits thereto (File No. 333-267827), filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 11, 2022, and declared effective on October 19, 2022 (the “Registration Statement”), by Eagle Pharmaceuticals, Inc. (the “Company”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company respectfully requests that the Commission consent to the withdrawal of the Registration Statement, with such withdrawal to be effective as of the date hereof. As previously disclosed in a current report on Form 8-K filed with the Commission on November 15, 2024, on such date, the Company notified The Nasdaq Stock Market, LLC (“Nasdaq”) of its intent to file its own Form 25 (Notification of Removal of Listing) with the Commission to complete the delisting of the Company’s common stock, par value $0.001 per share (the “Common Stock”), from the Nasdaq Global Market and terminate registration of the Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in advance of Nasdaq’s anticipated filing of a Form 25 with the Commission. The Company filed the Form 25 with the Commission on November 26, 2024. The Company intends to file a Form 15 with the Commission to notify the Commission of its suspended reporting obligation under Section 15(d) of the Exchange Act on or about December 6, 2024. In connection with the foregoing delisting and deregistration of the Common Stock, the Company respectfully submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a). The Company confirms that no securities have been sold pursuant to the Registration Statement.

If you have any questions regarding this request for withdrawal, or if you require any additional information, please call or email Christopher Krawtschuk at (201) 326-5300 or ckrawtschuk@eagleus.com. Please provide a copy of the order granting withdrawal of the Registration Statement to Christopher Krawtschuk by email at the email address provided above

Very truly yours,

Eagle Pharmaceuticals, Inc.

By:	/s/ Christopher Krawtschuk
Christopher Krawtschuk
Chief Financial Officer